Mail Stop 3561

January 26, 2010

Via U.S. Mail and facsimile to (630) 573-7578

Peter A. Nicholson
Chief Financial Officer
RC2 Corporation
1111 W. 22nd Street, Suite 320
Oak Brook, Illinois 60523

>   **Re:**   **RC2 Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 3, 2009**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 27, 2009**
>   **File No.**: **000-22635**

Dear Mr. Nicholson:

        We have reviewed your response dated January 11, 2010 to our comment letter and have the following additional comments. Please revise your documents in response to these comments. Please do so within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 26

1. We note your response to comment one of our letter dated December 31, 2009.
    Please confirm that you will include information similar to that contained in your
    response, modified to account for subsequent developments, in your future
    periodic reports.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 13</u>

2. We note your responses to comments four and five. Please provide your proposed language.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director